EXHIBIT 77.E  Legal Proceedings


CMC High Yield Fund currently holds Flooring
America, Inc., 12.75% Senior Subordinate Notes,
Series B, due 10/15/2002, which represents less than 1% of the Fund's portfolio. On June 15,
2000, in the United States Bankruptcy Court for the Northern District of Georgia, Atlanta
Division, Flooring America filed a bankruptcy petition for reorganization. Effective on that date, the Fund stopped accruing income on the bonds. Prior to the bankruptcy petition the Fund received payments for interest and a partial tender of the Bonds. Flooring America has filed a petition for return of these payments. The Fund has joined other bondholders and is defending the litigation.